FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Quarter ended 30 September 2005
News Release Q1 F2006 Results
-Unaudited-
Q 1 F 2 0 0 6
Gold production declined in line with expectations
JOHANNESBURG. 26 October 2005 – Gold Fields Limited (NYSE & JSE: GFI) today announced September
2005 quarter net earnings of R39 million compared with a loss of R27 million in the June 2005 quarter and earnings of R89 million for the September quarter of 2004. In US dollar terms net earnings for the September
2005 quarter equated to US$6 million compared with a loss of US$5 million in the June 2005 quarter and earnings US$14 million for the September quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R44 million (US$7 million) for the September
2005 quarter compared to R217 million (US$35 million) in the June quarter.
September 2005 quarter salient features:
·     Attributable gold production decreased 8 per cent to 993,000 ounces, half of which is attributable to the strike in South Africa;
·     Operating costs decline by 1 per cent to R2.46 billion despite the 6.5 per cent wage increases at the South African operations;
·     Total cash costs R72,768 per kilogram (US$347 per ounce), 7 per cent higher than the previous quarter due to lower production;
·     Operating profit R554 million (US$85 million).
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“During the September quarter gold production declined by 8 per cent. Approximately half of this was as a result of strike action, and the balance due to operational issues that we flagged in the guidance provided with the results for the June quarter. These issues have largely been resolved.

During the final month of the September quarter all operations showed positive trends, which were carried over into the October month, indicating a stronger December quarter.

Despite the challenges referred to above we retained a firm grip on costs with operating costs improving by 1 per cent to R2.46 billion, this despite a 6.5 per cent wage increase implemented in South Africa during the quarter.

The cost objective for the South African operations remains to reduce costs to below R70,000 per kilogram.”
the complete gold company
Stock data
JSE Limited – (GFI)
Number of shares in issue Range - Quarter
ZAR68.02 – ZAR95.91
- at end September 2005
491,627,907
Average Volume - Quarter
1,397,954 shares / day
- average for the quarter
491,515,569
NYSE – (GFI)
Free Float
80%
Range - Quarter
US$10.60 – US$14.96
ADR Ratio
1:1
Average Volume - Quarter
1,350,092 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1
Health and safety
We regret to report 10 fatalities during the September
quarter, the majority at Driefontein due to falls of ground and seismicity. The fatal injury frequency rate was 0.28 similar to the previous quarter’s figure of 0.29. However, the lost
day injury frequency rate improved from 14.1 to 13.4, the
serious injury frequency rate improved from 7.0 to 6.3 and
the days lost frequency rate also improved from 384 to 369.
The international operations remained fatality free this
quarter.
These rates are unacceptably high and management is
actively reviewing all current safety initiatives and seeking areas of improvement, so as to attain the long-term
objective of achieving the Ontario safety standards on all of our mines.
Financial review
Quarter ended 30 September 2005 compared to quarter
ended 30 June 2005
Revenue
Attributable gold production decreased by 8 per cent to
993,000 ounces in the September 2005 quarter, compared
with 1,078,000 ounces achieved in the June 2005 quarter.
Production at the South African operations was 647,000
ounces, compared with 687,000 in the June quarter, a 6 per
cent decline. Attributable production at the international
operations decreased 12 per cent from 391,000 ounces to
346,000 ounces.
At the South African operations, Driefontein and Kloof
performed largely as expected with both operations
impacted by the strike and Kloof experiencing continuing
grade problems. As indicated in the previous quarter
Beatrix experienced haulage constraints at 20 level, 4 shaft, due to smectite problems. Production from the affected
areas started returning to normal during the month of
September. In addition, the impact of the strike was
exacerbated at both Beatrix and Kloof due to a slower than
expected start-up after the strike.
The main contributors to the decline at the international
operations were Tarkwa and St Ives. Tarkwa declined by
18,000 ounces to 124,000 ounces (attributable).
Approximately one third of the decline was as a result of a
gold in process (GIP) release in the June quarter, which did not reoccur in the September quarter with the balance due
to lower head grades. St Ives declined by 23,000 ounces to
120,000 ounces. The majority of this shortfall is attributable to the inclusion of clean up from the old mill in the June
quarter and a short-term reduction in the volume of high-
grade ores from the underground mines, highlighted in the
previous quarter.
The US dollar gold price increased 2 per cent from US$429
per ounce in the June quarter to US$437 per ounce in the
September quarter. This, together with the weakening of
the rand against the US dollar, from an average of R6.39 to
R6.52, resulted in the rand gold price increasing 4 per cent, from R88,076 per kilogram in the June quarter to R91,669
per kilogram in the September quarter.
The decrease in production was only partially offset by the
increase in the rand gold price achieved resulting in revenue decreasing from R3,156 million (US$492 million) to R3,023
million (US$464 million) this quarter.
Operating costs
Operating costs for the September quarter, at R2,457 million
(US$377 million), decreased by 1 per cent when compared
with the June quarter’s R2,474 million (US$386 million).
Costs at the South African operations increased by R12
million to R1,672 million (US$256 million), which was less
than 1 per cent higher than operating costs in the previous
quarter of R1,660 million (US$258 million). The nominal
increase in operating costs was achieved despite the 6.5
per cent wage increase effective from 1 July 2005. This
increase was mostly offset by continued strict cost controls.
Costs at the international operations, including gold-in-
process changes, were R797 million (US$122 million), 5 per
cent below the R840 million (US$132 million) incurred in the
June quarter. This decrease in costs was mainly at St Ives,
South African Rand
United States Dollars
Quarter
Salient features
Quarter
Restated
September
2004
Restated
June
2005
September
2005
September
2005
Restated
June
2005
Restated
September
2004
31,317          33,523            30,892
kg                         Gold produced*
oz
(000)
993
1,078             1,007
66,516          67,773            72,768
R/kg
Total cash costs
$/oz
347
330                325
11,043          12,225            11,888
000                         Tons milled                            000
11,888
12,225           11,043
81,815          88,076            91,669
R/kg                          Revenue                             $/oz
437
429                400
212                202                 207
R/ton                   Operating costs                      $/ton
32
32                  33
456                656                 554
Rm                       Operating profit                        $ m
85
103                  72
17                   21                  18
%                       Operating margin                          %
18
21                  17
89                (27)                   39
Rm $m
6
(5)                 14
18                  (6)                     8
SA c.p.s.
Net earnings
US c.p.s.
1
(1)                   3
89                122                    36
Rm $m
6
19                  14
18                  24                      7
SA c.p.s.
Headline earnings
US c.p.s.
1
4                    3
(19)                217                   44
Rm $m
7
35                  (3)
(4)                  44                     9
SA c.p.s.
Net earnings excluding gains
and losses on financial
instruments and foreign debt
net of cash and exceptional
items
US c.p.s.

7                  (1)
*Attributable – All companies wholly owned except for Ghana (71.1%).

reflecting not only the reduction in underground mining
volumes but also the continued focus on cost control. The 2
per cent weaker rand compared with the US dollar as
detailed above resulted in an increase in costs of about R8
million (US$1 million), while the rand against the Australian dollar, which weakened marginally, from R4.91 to R4.96,
accounted for a R3 million (US$1 million) increase in costs.
Operating margin
The net effect of the movements in revenue and costs, after
taking into account gold-in-process changes, was an
operating profit of R554 million (US$85 million). This is 16 per cent below the R656 million (US$103 million) achieved
in the June quarter. The Group margin decreased from 21
per cent last quarter to 18 per cent in the September
quarter, while the margin at the South African operations
decreased from 12 per cent to 9 per cent. The margin at the
international operations was unchanged at 33 per cent.
Amortisation
Amortisation decreased from R391 million (US$61 million) in
the June quarter to R353 million (US$54 million) in the
September quarter. This decrease was due to the lower
production experienced at most operations during the
quarter.
Other
Net interest and investment income after taking into account interest paid decreased from R15 million (US$2 million) in
the June quarter to R1 million (US$- million) for the
September quarter. This decrease in net interest is due to
realised gains on the Mvela interest rate swap included in
earnings in the previous quarter.
The loss on financial instruments of R9 million (US$1
million) compares with a gain of R100 million (US$16
million) in the June quarter. This quarter includes a loss on the Tarkwa rand/US dollar forward cover of R16 million
(US$3 million) and a R3 million (US$1 million) loss on the
Australian dollar/US dollar call options partially offset by a gain on diesel call options in Ghana of R10 million (US$2
million). The majority of the gain in the June quarter was
from the closure of the Mvela interest rate swap, which
accounted for R91 million (US$16 million).
More details on these financial instruments are given on
page 15 of this report.
Exploration and expenditure
Exploration expenditure increased from R61 million (US$10
million) to R66 million (US$10 million) in the June quarter –
please refer to the Exploration and Corporate Development
section for more detail.
Exceptional items
The exceptional gain of R3 million (US$1 million) from the
sale of sundry assets and investments, compares with the
loss in the June quarter of R359 million (US$58 million).
Last quarter included impairments at Beatrix, Driefontein,
Kloof, St Ives and Living Gold, together with the cost of
defending the Harmony bid, partially offset by the sale of
investments.
Taxation
Taxation for the quarter amounted to R45 million (US$7
million) compared with a credit of R62 million (US$10
million) in the June quarter. The tax provision includes
normal and deferred taxation on all operations together with royalties at the international operations.
The main reason for the credit last quarter was a deferred
tax credit of A$36 million (R167 million) in Australia, due to a gross up in tax values of assets resulting from the
consolidation of the Australian operations for tax purposes
as from 1 July 2003. Added to this was the tax credit on the
Beatrix impairment, which amounted to R24 million (US$4
million). This was partially offset by normal taxation.
Earnings
After accounting for minority interests, net earnings
amounted to R39 million (US$6 million) or 8 SA cents per
share (US$0.01 per share), compared with a restated loss
of R27 million (US$5 million) or negative 6 SA cents per
share (negative US$0.01 per share) in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was
R36 million (US$6 million) or 7 SA cents per share
(US$0.01 per share), compared with restated earnings of
R122 million (US$19 million) or 24 SA cents per share
(US$0.04 per share) last quarter.
Earnings excluding exceptional items as well as net gains
and losses on financial instruments and foreign debt net of
cash amounted to R44 million (US$7 million) or 9 SA cents
per share (US$0.01 per share), compared with restated
earnings of R217 million (US$35 million) or 44 SA cents per
share (US$0.07 per share) reported last quarter. As
reported above under taxation, the R217 million earnings
reported last quarter included a deferred tax credit of R167 million (A$36 million) in Australia.
Cash flow
Cash flow from operating activities for the quarter was R303 million (US$47 million), which was less than half of the
operating cash flow generated in the June quarter of R708
million (US$110 million). This was due to the lower
production and resultant decrease in operating profit and the negative change in working capital of R188 million (US$30
million) quarter on quarter. This decrease was mainly due
to the timing of creditors payments and interest payments
on the Mvela loan.
During the quarter R197 million (US$29 million) was paid in
dividends. No dividends other than those paid to Ghanaian
minorities of R48 million (US$7 million) were paid during the
June quarter.
Capital expenditure amounted to R325 million (US$50
million) compared with R442 million (US$68 million) in the
June quarter. Expenditure at the South African operations

decreased R41 million to R133 million (US$20 million). A
significant portion of this expenditure was directed at the
major projects, with R23 million (US$4 million) at 1 tertiary and 5 shaft at Driefontein, R9 million (US$1 million) at Kloof
4 shaft, R4 million (US$1 million) at Kloof 1 shaft pillar
extraction and R29 million (US$4 million) at Beatrix 3 shaft.
The Australian operations incurred capital expenditure of
R111 million (A$22 million) compared with R122 million
(A$24 million) in the June quarter. Expenditure at St Ives
included development costs at Argo and Leviathan
underground. At Agnew, the majority of the expenditure
was spent on development. Included in capital expenditure
was ongoing exploration expenditure at both operations of
R34 million (A$7 million). At the Ghanaian operations,
capital expenditure amounted to R72 million (US$11 million)
mainly on the new heap leach pads projects at Tarkwa and
the Damang main pit cutback. This compares with R117
million (US$18 million) in the previous quarter. Major
projects are still forecast to be in line with approved votes.
Proceeds on disposal of various Group wide mining assets
amounted to R4 million (US$1 million) for the quarter.
Financing activities include the half yearly payment of the
debt portion of the Mvela loan of R140 million (US$22
million).
Net cash outflow for the quarter was R431 million (US$65
million). After accounting for a negative translation
adjustment of R144 million (US$4 million positive), the
funding of capital expenditure and the dividend as detailed
above, the cash balance at the end of September was
R2,800 million (US$442 million). The balance at the end of
June was R3,375 million (US$504 million).
Detailed and operational review
Group overview
Attributable gold production for the September 2005 quarter
decreased 8 per cent to 993,000 ounces when compared
with the June quarter. Production from the South African
operations at 647,000 ounces accounted for 65 per cent of
the Group’s total attributable production, compared with
687,000 ounces or 64 per cent last quarter.
At the South African operations, gold production decreased
6 per cent compared with the previous quarter. The
decrease of 7,100 ounces and 8,100 ounces at Kloof and
Driefontein respectively was mainly due to the strike during the quarter, while Kloof continued to experience lower
grades than reserve grades in the earlier part of the quarter.
At Beatrix the 24,600 ounce reduction was due to the strike
and slow start-up after the strike, together with the smectite problems detailed earlier. Operating profit at the South
African operations decreased from R224 million (US$35
million) to R170 million (US$26 million), mainly as a
consequence of the lower gold production.
Production from the Australian operations was 13 per cent
lower quarter on quarter at 181,800 ounces. The decrease
in production at Agnew of 3,100 ounces was due to the
lower grades as forecast last quarter. At St Ives the
decrease of 23,300 ounces was due to the mill shut down,
and lower underground volumes during the quarter together
with an additional 12,000 ounces from mill clean up in the
June quarter.
Despite the lower production, operating profit from the
Australian operations increased from R159 million (A$33
million, US$25 million) to R177 million (A$36 million, US$27 million), primarily as a result of the higher gold price which increased from an average of A$551 per ounce to A$578
per ounce for the September quarter, allied with lower costs.
The Ghanaian operations showed a 10 per cent decrease in
attributable gold production to 164,600 ounces. Damang
was slightly lower, as forecast. At Tarkwa the decrease was
due to movements in GIP and lower grades. Ghana
contributed operating profit of R207 million (US$32 million), a 24 per cent decrease when compared with the June
quarter due to the lower production.
The international operations contributed R384 million
(US$59 million) or 69 per cent of the total operating profit of
R554 million (US$85 million). This compares with R433
million (US$68 million) or 66 per cent of the total operating profit of R656 million (US$103 million) last quarter.
South African Operations
Project 500 was initiated in September 2003 to increase
revenue and reduce costs through two sub-projects i.e.
Project 400 and Project 100. These projects have proved
successful and led to additional projects – Project 100+ and
Project Beyond as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$60 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface
material with higher margin underground material - all aimed at improved quality volumes. In F2005 this has resulted in
improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the table
below.
Quarter ended
F2004
F2005
Sep
2005
Driefontein:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
8.7         8.1         8.0
Life of mine head grade adjusted for
estimated metallurgical recoveries
8.4         7.8          7.8
Driefontein (underground yields achieved)
8.1
8.3
8.1
Kloof:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
9.8        10.5         9.7
Life of mine head grade adjusted for
estimated metallurgical recoveries
9.5        10.2         9.4
Kloof (underground yields achieved)
9.0
9.1
8.7
Beatrix:
Life of mine head grade as per the 2003,
2004 and 2005 annual report
5.1         5.5         5.4
Life of mine head grade adjusted for
estimated metallurgical recoveries
4.9          5.3         5.2
Beatrix (underground yields achieved)
4.6
5.0
5.2

Project 100+ and Project Beyond
At the end of September 2005, Project 100+ had twelve
projects under management, with projected benefits of R200
million (US$30 million) per annum. Approximately half of
these projects are in the concept or design phases. The
greater part of the benefit realisation for these projects is expected during the 2006 and 2007 financial years.
Project Beyond, initiated in 2004, is a procurement and
supply chain initiative targeting savings of between R200
and R300 million (US$30 and US$45 million) per annum
over three years, i.e. around 10 per cent of the amount
expended on materials, services and capital expenditure at
the South African operations.
The project delivered R103 million (US$16 million) of
contractual savings (12.3 per cent) on historic baseline
expenditure during the 2005 financial year through
addressing commodities such as grinding media, foodstuffs,
mill liners, ore transport, roof and timber support, bearings, engineering repairs and lubricants. These savings are
realised as the new contracts are utilised by the mining
operations and, as a consequence, will largely be realised
during the 2006 financial year. R14 million (US$2 million) of cash flow savings for the first quarter of F2006 has been
achieved.
Project Beyond is targeting a further R75 to R100 million
(US$12 to US$15 million) savings per annum at the local
operations during the 2006 financial period. Commodities
such as diesel engine repairs, explosives, lime, lifting
equipment, valve spares, steel wire ropes, scrapers &
chutes, labour hire, hoppers and ventilation pipes will be
subjected to scrutiny and analysis in order to achieve the
local savings target.
Furthermore, as Gold Fields’ strategic sourcing capability
matures, focus is moving to Total Cost of Ownership (TCO)
models (which would include not only the purchase price but
the total cost over the life of the equipment including
maintenance, spares and operating costs) and working in
partnering relationships with suppliers on performance
based contracts.
Sourcing benefits have also been identified at the
international operations of Australia, Ghana and the
Peruvian Cerro Corona project. Preliminary indications are
that savings of around US$20 million (R130 million) per
annum may be achieved.
In addition, Gold Fields will be embarking on targeting
further benefits through the introduction of a globally
integrated supply chain structure. Initial studies of
identifying opportunities across the entire supply chain
(forecasting and planning, sourcing, inventory, maintenance, production, accounts payable, disposal and distribution) are underway.
Driefontein
September
2005
June
2005
Gold produced              - 000’ozs                 289.8
297.9
Yield - underground
- g/t
8.1
8.3
- combined
- g/t
5.6
5.3
Total cash costs
- R/kg
69,872
64,548
- US$/oz
333
314
Gold production at Driefontein decreased by 3 per cent from
297,900 ounces in the June quarter to 289,800 ounces in
the September quarter, which was in line with the forecast.
The underground grade decreased from 8.3 grams to 8.1
grams per ton during the quarter. This was partially offset
by an increase in the underground tonnage from 978,000
tons to 989,000 tons despite a four day work ‘stoppage’
caused by industry wide wage negotiation industrial action.
Surface tonnage was managed lower to accommodate the
anticipated higher underground volume. This switch from
surface to underground tonnage resulted in an increase in
cost per ton from R359 to R406 in the September quarter.
This blending adjustment improved the combined yield from
5.3 grams per ton in the June quarter to 5.6 grams per ton in the September quarter. The yield was bolstered by plant
clean-up which accounted for 3,000 ounces for the quarter.
Operating costs increased by 5 per cent from R625 million
(US$97 million) in the June quarter to R656 million (US$101
million) in the September quarter as a result of the 6.5 per cent annual wage increase and the increased underground
tonnage. Total cash costs increased 8 per cent in rand
terms to R69,872 per kilogram. In US dollar terms, total
cash costs increased by 6 per cent from US$314 per ounce
to US$333 per ounce. Operating profit decreased by 11 per
cent from R188 million (US$30 million) in the June quarter
to R168 million (US$26 million) in the September quarter.
Capital expenditure decreased from R75 million (US$12
million) in the June quarter to R47 million (US$7 million) for the September quarter. It is anticipated that capital
expenditure will return to the former level for the remaining quarters of F2006.
Grade estimate modelling forecasts a slightly lower grade
during the December quarter, with improved underground
ore volumes. Gold production for the December quarter
should therefore be similar to the September quarter. The
cost profile for the December quarter will increase slightly due to the planned increase in underground volumes
hoisted, substituting the mineralised waste from surface.

Kloof
September
2005
June
2005
Gold produced - 000’ozs 218.4 225.5
Yield - underground - g/t 8.7 8.3
- combined - g/t 7.8 7.8
Total cash costs - R/kg 88,295 85,445
- US$/oz
421 416
Gold production at Kloof decreased by 3 per cent from
225,500 ounces in the June quarter to 218,400 ounces in
the September quarter. This decrease was due to fewer
shifts worked as a result of the wage related strike action
during August, exacerbated by a slow start-up after the
strike and continued lower grades than reserve grades as
highlighted in the June quarter. Underground grades
improved by 5 per cent quarter on quarter and management
intervention is ongoing to return these grades to more
historic levels above 9 grams per ton during the next
quarter.
Tons milled from underground decreased by 8 per cent from
832,000 to 767,000 quarter on quarter due to the strike and
a further reduction in marginal area mined. Underground
yields improved from 8.3 grams to 8.7 grams per ton. A
proportion of the lost underground tonnage due to the strike was made up from surface stockpile material. Surface tons
increased from 70,000 in the June quarter to 108,000 in the
September quarter, albeit at a much lower grade. The
change in mining mix resulted in a combined yield for the
quarter of 7.8 grams per ton, the same as the June quarter.
The net lower tons milled resulted in an increase from R692
per ton to R714 per ton, quarter on quarter.
Operating costs at R625 million (US$96 million) for the
quarter were virtually unchanged compared with the June
quarter. The impact of annual wage increases was offset by
lower costs as a result of reduced volumes during the
industrial action. However, total cash costs increased by 3
per cent to R88,295 per kilogram compared with the June
quarter of R85,445 per kilogram as a result of the lower gold production. Total cash costs in US dollar terms increased
by 1 per cent to US$421 per ounce for the quarter.
The operating loss of R4 million (US$1 million) for the
September quarter was similar to the previous quarter.
Capital expenditure decreased by 11 per cent to R43 million
(US$7 million) for the quarter mainly due to lower
expenditure at 4 sub-vertical shaft.
Initiatives implemented to improve the mining grade are
progressing well and the December quarter’s volume and
grade are expected to improve, which would result in an
increase in gold produced by between 5 and 10 per cent.
Cash costs will reduce accordingly.
Beatrix
September
2005
June
2005
Gold produced              - 000’ozs                 138.6
163.2
Yield - underground - g/t 5.2 5.6
Total cash costs - R/kg 87,152 78,010
- US$/oz
416 380
Gold production at Beatrix decreased by 15 per cent from
163,200 ounces in the June quarter to 138,600 ounces in
the September quarter. Underground ore volumes
decreased from 910,000 tons in the June quarter to 831,000
tons in the September quarter. This decrease was due to
the industrial action which took place during August and the slow start-up after this strike, together with the haulage
constraints at West shaft due to continuation of the smectite problems reported last quarter. The logistics project at West shaft to alleviate the smectite problems made further
progress during the September quarter, with the last level
and some critical development nearing completion.
The overall yield decreased from 5.6 grams to 5.2 grams
per ton. This decrease in yield was due to slightly lower
mining values, mainly due to reduced volumes at Beatrix
West, which is a higher grade shaft than the rest of the
property. Surface material is no longer processed at Beatrix due to uneconomic grades at current price levels.
Operating costs decreased by 5 per cent from R411 million
(US$64 million) to R391 million (US$60 million) mainly due
to the lower production, which offset the 6.5 per cent
increase in wages effective from 1 July 2005. However, the
decrease in gold production resulted in an increase in total cash costs per kilogram by 12 per cent from R78,010 per
kilogram (US$380 per ounce) in the June quarter to
R87,152 per kilogram (US$416 per ounce) in the September
quarter.
Beatrix posted an operating profit of R6 million (US$1
million) in the September quarter despite the negative effect of the strike on production, compared with R39 million
(US$6 million) in the June quarter. Capital expenditure at
R44 million decreased 15 per cent compared to the June
quarter. This decrease was mainly due to lower
development meters at 3 shaft as a result of the industrial
action.
Gold production for the December quarter is forecast to
increase to historic levels of above 150,000 ounces, which
will have a positive impact on unit working costs. Capital
expenditure is planned to increase by 30 per cent in the
December quarter due to the need to increase certain key
development projects to maintain higher levels of
production.

International Operations
Ghana
Tarkwa
September
2005
June
2005
Gold produced
- 000’ozs
174.2
199.1
Yield - Heap leach
- g/t
0.9
1.0
Yield - CIL plant
- g/t
1.5
1.7
Total cash costs
- US$/oz
277
240
Tarkwa’s gold production decreased by 13 per cent from
199,100 ounces in the June quarter to 174,200 ounces in
the September quarter. The heap leach operation
contributed 119,600 ounces, down 16,100 ounces from the
June quarter. The CIL plant contributed 54,600 ounces, a
decrease of 8,800 ounces. A total of 5.3 million tons of ore was processed during the quarter.
The CIL plant processed 1.14 million of these tons at a yield of 1.50 grams per ton, compared with 1.18 million tons at a
yield of 1.66 grams per ton in the June quarter. The decline in head grade reflects difficulties experienced during the
quarter in balancing the load of soft high grade and hard
medium grade ores to the mill. The volume of the latter had
to be increased during the quarter to provide competent
ores to the mill to maintain mill performance, in the process displacing the former.
Ore stacked on the leach pads was 2 per cent lower than
the previous quarter reflecting the effects of the 2 day strike and 3 fewer operating days in the quarter. Head grade to
the leach pads was 1.20 grams per ton, compared with 1.29
grams per ton in the June quarter. The decrease in grade
was in line with forecast. Gold-in-process release at the
heaps during the period was 1,400 ounces compared with
6,000 ounces in the June quarter. The decline in gold
release from the heaps was due to stacking on the 3
rd
and 4
th
lifts at both the north and south heap leach plants.
Tons mined increased by 2.2 million tons for the quarter to
24.1 million tons. The stripping ratio increased from 3.17 to
3.46 reflecting the current push backs taking place at both
the Teberebie and Kotraverchy pits. Mining costs were
US$0.88 per ton for the quarter compared with US$0.81 per
ton last quarter reflecting the increase in the maintenance
cost of the fleet due to the number of hours the units have
been operating and the increasing cost of diesel.
Operating costs at US$48 million (R315 million), including
gold-in-process adjustments, were similar to the previous
quarter. The costs of the additional stripping were offset by the lower GIP charge. Operating costs per ton treated
excluding GIP charges were US$9.25 per ton as against
US$8.73 per ton in the June quarter, reflecting the increase in stripping ratio. Total cash costs at US$277 per ounce
compare with the June quarter’s US$240 per ounce and
reflects the decrease in gold production and increase in strip ratio.
Operating profit at US$28 million (R182 million) decreased
by US$10 million (R57 million) compared with the June
quarter. The lower production was partly offset by the
increase in the average gold price, which increased from
US$428 per ounce in the June quarter to US$437 per ounce
in the September quarter.
Capital expenditure decreased from US$16 million (R101
million) in the June quarter to US$7 million (R47 million) in the September quarter. The construction of leach pads at
both the North and the South facilities remains the major
focus of expenditure.
Gold production for the December quarter is expected to
improve, as stacking has commenced on the first lift at the
new Blue Ridge pads at the South heap leach facility,
although the North leach pad will remain on high lifts
throughout the quarter. This will result in unpredictable gold production from these heaps in particular. During October
good progress was being made on resolving the mill blend
issues referred to above and a slight improvement in grade
is expected there.
Damang
September
2005
June
2005
Gold produced              - 000’ozs
57.2
58.2
Yield
- g/t
1.3
1.4
Total cash costs
- US$/oz
375
340
Gold production decreased from 58,200 ounces during the
June quarter to 57,200 ounces in the September quarter.
This decline was due to a decrease in feed grade to the
plant, from 1.54 grams per ton in the June quarter to 1.46
grams per ton in the September quarter. The decrease in
grade resulted from reduced higher grade fresh ore
tonnages mined from the Juno 2SE pit, which will reach its
final depth in the December quarter. This was offset, to a
degree by a 5 per cent increase in mill throughput to 1.33
million tons, notwithstanding the shorter operating period.
This increase reflects better availability of the mill and a slight reduction in the volume of the Juno ores referred to
earlier, which are particularly hard.
Total tons mined decreased slightly from 3.8 million tons to
3.7 million tons. Mining operations commenced in the
Tomento pit and continued in the Amoanda and Juno 2SE
pits, with ore tonnages mined decreasing from 858,000 tons
in the June quarter to 742,000 tons in the September
quarter. The Tomento and Amoanda pits were the main
source of oxide feed to the plant, although towards the end
of the quarter the Amoanda pit joined the Juno 2SE pit as a
source of fresh ore.
Operating costs, including gold-in-process adjustments,
increased marginally to US$21 million (R138 million) from
US$20 million (R125 million) in the June quarter. Cost per
ton milled decreased from US$15.52 to US$14.40 largely
due to lower mining costs associated with the increased
volumes from the conglomerate pits. Total cash costs
increased from US$340 per ounce to US$375 per ounce
reflecting a US$2 million (R13 million) increase in GIP
charge for the quarter and also the lower grades.
Operating profit decreased from US$5 million (R35 million)
to US$4 million (R26 million) for the September quarter with the higher gold price only partially offsetting the lower gold production and increased costs.
Capital expenditure for the quarter amounted to US$4
million (R25 million). The majority of this expenditure was
incurred in development costs at the Damang pit cutback,
which commenced during the quarter
Gold production and costs are expected to be similar in the
December quarter.
Australia
St Ives
September
2005
June
2005
Gold produced
- 000’ozs
119.8
143.1
Yield - Heap leach
- g/t
0.5
0.5
Yield - Milling
- g/t
3.1
3.5
Total cash costs
- A$/oz
415
450
- US$/oz
316
348
Gold production for the quarter was 119,800 ounces, 16 per
cent down from last quarter’s 143,100 ounces. This
decrease was due to lower treatment volumes, a revised
open pit mine plan and operational difficulties at the
underground mine, particularly at Leviathan. The June
quarter also included 12,000 ounces of clean up gold from
the old mill. The Lefroy mill produced 111,200 ounces for
the quarter and the heap leach plant 8,600 ounces.
Total tons processed during the quarter amounted to 1.64
million, a decrease of 3 per cent from the June quarter. The new Lefroy plant processed 1,118,400 tons a decline of 5
per cent against the previous quarter reflecting a planned
shut down but also a slow ramp up in tonnage after the
shutdown. Tonnage treated through the heap leach plant
declined to 522,000 tons following the failure of one of the tertiary crushers there.
The average head grade processed at 2.5 grams per ton
was down significantly against the June quarter’s 2.9 grams
per ton. Poor performance of the underground mines led to
a decline in volumes of high grade ore to the Lefroy mill and a drop in yield to 3.1 grams per ton from 3.5 grams per ton
in the previous quarter.
Mining operations produced 1.63 million tons of ore during
the quarter, only marginally below the previous quarter’s
result. Open pit head grade was steady at 1.64 grams per
ton but lower than the planned grade due to a revision of the mine plan that resulted in delayed deliveries from the
Agamemnon open pit. This decision was made to
accommodate recently delineated higher grade extensions
that will now be accessed in the latter part of the December quarter. As a consequence, alternative lower grade ore was
substituted. Waste movement was again reduced but will
increase in future quarters as stripping activities on new ore positions increase. During the quarter 1.43 million BCM’s of open pit ore and waste were mined at an average strip ratio
of 2.64 as compared with 3.1 in the June quarter.
The underground mining operations performed below
expectations, producing 427,600 tons of ore at 4.5 grams
per ton compared with 538,000 tons of ore at 5.6 grams per
ton in the June quarter. At the Leviathan underground mine
the June quarter performance was not sustained with a
reduction in volumes and grades being the biggest
contributor to the shortfall in underground ounces referred to earlier. The East Repluse issues reflect a backfill failure in one of the high grade stopes and subsequent effect on
surrounding stopes. Production commenced from the new
Conqueror ore body which is part of the Leviathan complex.
Operating costs, including gold-in-process adjustments,
decreased from A$67 million (R327 million) to A$50 million
(R249 million) reflecting not only the reduced volumes milled but also the continued focus on cost control and the lower
cost of running the new Lefroy mill. Operating costs do
however include a A$3 million (R15 million) credit for power charges, reflecting settlement of a long running claim. Total cash costs fell from A$450 per ounce (US$348 per ounce)
in the June quarter to A$415 per ounce (US$316 per
ounce).
Operating profit at A$19 million (R94 million) was up on the
A$13 million (R65 million) achieved in the June quarter
despite the decrease in gold production. This was due to
higher revenues (average gold price of A$577 per ounce for
this quarter compared with A$555 per ounce in the June
quarter) and lower operating costs.
Capital expenditure for the September quarter amounted to
A$16 million (R81 million) similar to the June quarter.
Capital development underground and capital equipment at
Lefroy plant were the main expenditure areas. Capital
expenditure will increase slightly in the coming quarters in line with increased waste stripping activity in the open pits.
Gold production and cash costs are expected to improve in
the December quarter.
Agnew
September
2005
June
2005
Gold produced              - 000’ozs
62.0
65.1
Yield
- g/t
5.9
6.4
Total cash costs
- A$/oz
303
265
- US$/oz
230
205
Gold production at Agnew decreased 5 per cent to 62,000
ounces in the September quarter compared with 65,100
ounces in the June quarter. This was driven by a 3 per cent
increase in mill throughput to 325,000 tons balanced by a
slight reduction in head grades and volumes from the Kim
underground mine as compared to the out performance
reported in the last quarter.
Mining from the Waroonga underground complex (Kim and
Main Lodes) decreased 4 per cent to 117,300 tons of ore
resulting in gold production also decreasing to 49,000
ounces, against 59,000 ounces in the June quarter. This
result reflects a slightly increased contribution from Main
Lode.

The Songvang open pit continued at the planned rate. Total
BCM movement for the September quarter was 1,555,800,
a reduction of 20 per cent on the June quarter figure of
1,938,800 BCM. This was driven by reduced waste
movement reflected by the strip ratio dropping to 16.1 from
20.1. Ore mined from the pit totalled 248,900 tons at a head grade of 2.5 grams per ton compared to the June quarter’s
236,500 tons at a grade of 2.2 grams per ton.
Operating costs, including gold-in-process adjustments,
increased from A$17 million (R82 million) in the June
quarter to A$19 million (R95 million) in the September
quarter reflecting higher volumes of waste charged to
operating costs and a slight increase in mining costs at
Songvang open pit, reflecting increased ore hardness and
mining depth.
Total cash costs increased from A$265 per ounce (US$205
per ounce) in the June quarter to A$303 per ounce (US$230
per ounce) in the September quarter. The increase was as
a result of the decrease in gold production coupled with an
increase in unit mining costs at Songvang.
Agnew’s operating profit decreased from A$20 million (R94
million) to A$17 million (R83 million) in the September quarter, reflecting the decrease in production and increased costs.
Capital expenditure decreased from A$7 million (R36 million) to A$6 million (R30 million) in the September quarter, the decrease being due to a reduction in the rate of spend on the mill adsorption/leach tank refurbishment programme.

Gold production and cash costs are expected to be similar
in the December quarter.
Quarter ended 30 September 2005 compared with
quarter ended 30 September 2004
Attributable gold production in the September 2005 quarter
was 1 per cent lower at 993,000 ounces when compared
with 1,007,000 ounces in the September 2004 quarter.
Production at the South African operations at 647,000
ounces was 8 per cent below the 700,000 ounces produced
in the September 2004 quarter, mainly due to the strike in
August 2005. At the international operations, gold
production increased 13 per cent to 346,000 ounces, the
majority of this increase is due to the commissioning of the new mill at Tarkwa, where an increase of 35,000 ounces
was achieved when comparing the two quarters.
Revenue increased 12 per cent in rand terms (increased 9
per cent in US dollar terms) from R2,705 million (US$425
million) to R3,023 million (US$464 million). The lower gold
production was more than offset by the increase in the
average rand gold price, which increased 12 per cent from
R81,815 per kilogram (US$400 per ounce) in the September
2004 quarter to R91,669 per kilogram (US$437 per ounce)
in the September 2005 quarter.
Group operating costs in rand terms increased 5 per cent to
R2,457 million (US$377 million). At the South African
operations operating costs were virtually unchanged at
R1,672 million (US$256 million). The lower production and
the effect of the no-work no-pay implemented during the
strike in August 2005 together with stringent cost controls
offset the wage increases and normal inflationary increases
seen over the past year. The increase in operating costs at
the international operations amounted to 7 per cent, from
R672 million to R786 million. In US dollar terms, including
GIP movements, the increase in costs at the international
operations was US$30 million, from US$92 million to
US$122 million. The main reason for this increase was the
increased production at Tarkwa due to the commissioning of
the new mill. Added to this are significant increases in
diesel, steel and reagents over the past year.
Operating profit at R554 million (US$85 million) for the
September 2005 quarter compares with R456 million
(US$72 million) for the September 2004 quarter.
Profit before tax amounted to R110 million (US$17 million)
compared with the restated R197 million (US$31 million) in
the September 2004 quarter. This decrease was mainly
due to a change in financial instruments – from a gain of
R152 million (US$24 million) in the September 2004 quarter
to a loss of R9 million (US$1 million) in the September 2005 quarter. The gain on financial instruments in September
2004 was mainly the marked to market gain on the Mvela
interest rate swap which was closed-out in the June 2005
quarter.
Earnings decreased from the restated R89 million (US$14
million) in the September 2004 quarter to R39 million (US$6
million) in the September 2005 quarter. Earnings excluding
gains on financial instruments, foreign debt and exceptional items increased from a restated loss of R18 million (US$3
million) in the September 2004 quarter to a profit of R44
million (US$7 million) this quarter.
Capital and development projects
Cerro Corona
During the past quarter, a third round of workshops was
held in six local communities with the assistance of the
Peruvian Ministry of Energy and Mines (MEM). During July
the official public hearing for the Project, which was directed by the MEM, was held in the nearby community of
Hualgayoc with over 2,500 people in attendance. In general
participants at the hearing demonstrated a high level of
support for the development of this project. Subsequent to
these meetings, public and regulatory comments on the
Environmental Impact Study were invited.
This public engagement process has generated extensive
questions and commentary, to which we are now
responding. Although the scope of this is very broad,
approval of the EIA is still anticipated in the December
quarter. Voluntary public information workshops continue to
be held in the project's area of influence to keep the local populace up to date on the project status and site activities.
Site work during the period remained largely focused on
geotechnical activities in support of the ongoing design
engineering work being developed by Hatch, the
engineering and procurement contractor. Construction of a
project perimeter wall was begun using local companies and
labour.

The detailed engineering design work for the plant and
tailing facility continued. Hatch completed a ±10 per cent
capital and operating cost estimate, which is currently being reviewed. A project decision is expected in the last quarter of the calendar year.
North American Palladium and Gold Fields Announce
Option/Joint Venture on the Arctic Platinum Project
On 18 October 2005, North American Palladium Ltd.
(“NAP”) and Gold Fields Limited (“Gold Fields”) announced
the intent to form a joint venture to further explore mining properties and develop a mine at the Arctic Platinum Project
(“APP”) located in Finland. APP’s location and geology are
quite similar to that of NAP’s Lac des Iles mine in
Northwestern Ontario and will permit NAP to utilise its
operating and development experience in the design and
construction of a mine at APP.
NAP will be granted an option to acquire up to a 60 per cent undivided interest in APP including the Suhanko, SJ Reef
and SK Reef mining properties and claims located south of
Rovaniemi, Finland (collectively the “Project”). NAP’s option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i)
completing a US$7.5 million re-scoping study and
exploration program and US$5.0 million feasibility study; (ii)
making a decision to develop a mine at the Project; and (iii)
paying Gold Fields up to US$45 million through the
issuance of NAP common shares. The price per share will
be the weighted average trading price on the American
Stock Exchange for 11 trading days commencing October
11, 2005.
During the next stage of work, NAP will manage the
exploration, engineering and evaluation activity on APP.
The re-scoping study on the Project will address the
following objectives:

·

·

·

·
define a combined mineable resource of 5 million
ounces of 2PGE + Au at grades greater than 3.0 grams
per tonne;
exploration on the SK Reef and SJ Reef mining projects
to drill and examine mining claims that have the
potential to satisfy the target grades, obtain sufficient
data to create a new geological model that supports a
combined mine plan for the Project and identify other
high potential geological zones along the Archaean-
Proterozoic contact;
examine various mine design options to efficiently
exploit all identified APP resources and produce a
marketable product in a cost-effective manner; and
evaluate the metallurgy of various ore types contained
within the Project and categorize as to possible
processing options.
The re-scoping and feasibility studies are expected to
commence in the first quarter of 2006 and take
approximately 30 months to complete.
Upon NAP’s acquisition of an interest in APP, a joint venture of APP will be formed with NAP holding a 60 per cent
interest and Gold Fields holding a 40 per cent interest. Gold
Fields will have a back-in right to acquire an additional 10 per cent interest in APP and consideration for such interest will be paid by reducing the number of NAP common shares
issued to Gold Fields by 20 per cent. NAP will remain
operator of the joint venture, which will be managed under a
Joint Venture arrangement.
Completion of the transaction is subject to a number of
conditions including among other things, negotiating and
executing a formal option and joint venture agreement and
receipt of all required regulatory and third party approvals and consents, including the approvals of the Toronto and
American Stock Exchanges and the South African Reserve
Bank.
The execution of this transaction delivers Gold Fields’
previously stated intent with respect to this project, viz that:

·

·
APP is a very significant discovery of PGM’s which
could at some stage be developed;
a deal would only be undertaken should a partner be
found who could add strategic value to the project and
which would introduce a different approach to the
development.
The involvement of NAP brings a new phase of work to the
examination of the viability of this project and the
involvement of a company with demonstrated expertise on
this type of project and in arctic operating conditions.
Exploration and corporate
development
Gold Fields continued its exploration program with drilling on seven projects during the quarter. In addition, two projects were relinquished and two new projects were applied for or
letter agreements reached.
At the Essakane project in Burkina Faso, Gold Fields
together with joint venture partner Orezone Resources Inc.
(TSX: “ORZ”) continues to drill the Essakane Main Zone as
part of a planned pre-feasibility study expected to be
completed during 2005. The pre-feasibility study will be
using an interim resource calculation completed by Gold
Fields. A new resource calculation has been delayed until
the first quarter of calendar 2006 pending oriented core
confirmation of the geologic model and resolution of assay
quality assurance – quality control (QA-QC) issues
associated with coarse particulate gold.
Fieldwork was suspended at the 85 per cent Telikan and 68
per cent Mansounia projects in Guinea due to the onset of
the rainy season. At the 80 per cent owned Kisenge project
in the southern DRC, mechanised auger sampling of the
extensive termite geochemical anomalies continues.
Follow-up reverse circulation (RC) drilling began at the end of September. A letter of intent was signed with Glencar
Mining plc (AIM: “GCM”) on their 85 per cent Sankarani
project in south-western Mali. This agreement is subject to
due diligence and a formal option agreement as well as
governmental approvals.
In the European region, Gold Fields relinquished its option
on the Monte Ollasteddu prospect in Sardinia with Medoro

Resources (TSX-V: “MRL”). In Serbia, GFI bid on two
government tenders for the Kuruga and Kupjatra licences in
the Crni Vrh region. Four companies have submitted bids
and at quarter end these were being evaluated by the
Serbian officials. Gold Fields completed regional
reconnaissance in three parts of the Russian Far East and
has examined some 70 prospects.
At the Central Victoria project in Australia, availability of drill rigs has slowed our confirmation work on the 3.2 kilometre
mineralised horizon on Gold Fields 100 per cent owned
Lockington tenement. Aircore and follow-up diamond
drilling began in September. Our joint venture with
Geoinformatics Exploration Inc. (TSX-V: “GXL”) in New
South Wales continued during the quarter with prospect
ranking. In China, initial core drilling was completed on the
Heishan JV in Shandong province, part of the Shandong JV
with Sino Gold. No significant results were encountered.
Fieldwork continues on the Fujian JV with partners Zijin
Mining (HKSE: “2899”) including geologic mapping and
stream sediment sampling of the Fujian epithermal belt.
Our 8.4 per cent equity holding in Sino Gold (ASX: “SGX”)
continues to deliver results with the start of construction at
Jinfeng and interesting drill results at depth on this project.
Fieldwork also began during the quarter on the Heilongjiang
joint venture in north-eastern China.
Comaplex Minerals Corp (TSX: “CMF”), a Canadian
company that is exploring the Meliadine project in the
Nunavut province in which Gold Fields owns a 19.8 per cent
interest, completed and partially reported on 15,800 metre
drilling programme. Gold Fields is providing technical
assistance to Comaplex during this programme. GoldQuest
Mining Corporation (TSX Venture: “GQC”) in which Gold
Fields has a 9.75 per cent interest has reported encouraging trench results from its Las Tres Palmas prospect in
Dominican Republic. During the quarter, Committee Bay
Resources (TSX: “CBR”) completed a 6,200 metre drilling
programme on the Committee Bay project. They have
expended approximately C$8 million towards their C$10
million spending requirement before GFI makes its election
to participate in this project or sell its 55 per cent interest for
7 million shares in CBR. CMQ Resources Inc. (TSX
Venture: “CMQ”) in which Gold Fields has a 9.7 per cent
interest has completed a 5,400 metre drilling project on their
Nevada properties.
Drilling was completed on the 60 per cent owned Ñayca
prospect in central Peru during the quarter, with no
significant results to report. This prospect is part of the
Puquio JV with Peruvian miner Buenaventura (NYSE:
“BVN”). In another joint venture with BVN surrounding the
80 per cent Cerro Corona prospect, drilling began late in the quarter. At the El Callao project, a 50:50 joint venture with
11.4 per cent owned Bolivar Gold Corp. (TSX: “BGC”) in
Venezuela, RC and diamond drilling continued during the
quarter. Several interesting results were received at the
Capia and Mexico prospects that were reported on by BGC.
Implications of adopting IFRS2 ,
share-based payments
IFRS 2, Share-based payments becomes effective for Gold
Fields for the financial year ending 30 June 2006. In terms
of the IFRS, Gold Fields now recognises the cost of share
options (share-based payments) from 1 July 2005. IFRS 2
requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.
Gold Fields’ has adopted an appropriate valuation model to
fair value the employee share options. The value of the
share options has been determined as of the grant date of
the options and has been expensed on a straight line basis
over the vesting period. Based on this model, the following
costs for the financial years ending after 7 November 2002
have been accounted for as follows:
F2003     R5.2 million (US$0.8 million)
(against opening retained earnings)
F2004     R32.6 million (US$5.2 million)
(against opening retained earnings)
F2005     R52.0 million (US$8.4 million)
(restatement of F2005 comparatives)
F2006     R15.6 million (US$2.5 million)
(current year - September 2005 quarter only)
The corresponding entry for the above adjustments was
shareholders’ equity within the share-based payment
reserve. The effect on opening shareholders’ equity is nil.
The F2005 annual net earnings of R180 million (US$29
million) have been restated to R128 million (US$21 million), the difference being the share based costs for that year.
This cost of R52 million (US$8 million) has been spread
equally over the relevant quarters in F2005 (June 2005
quarter: R13 million (US$2 million) and September 2004
quarter: R13 million (US$2 million)). These costs are
included in other expenses. Earnings per share, headline
earnings, headline earnings per share and diluted earnings
per share have also been restated.
Outlook
Gold production at the South African and international
operations should increase in the December quarter. Cash
costs should decrease accordingly.
Basis of accounting
The unaudited quarter has been prepared on the
International Financial Reporting Standards (IFRS) basis.
The detailed financial, operational and development results
for the September 2005 quarter are submitted in this report.
These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous year-end,
except for the adoption of IFRS 2 – share based payments
and the adoption of the revised international accounting
standards forthcoming from the IAS improvements project
and new IFRS issued by the International Accounting
Standards Board.
I.D. Cockerill
Chief Executive Officer
26 October 2005

Income
statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2005
Restated
June
2005
Restated
September
2004
Revenue
3,022.5
3,156.3              2,704.8
Operating costs
2,457.3
2,474.2              2,335.9
Gold inventory change
10.9
26.1                (87.1)
Operating profit
554.3
656.0                 456.0
Amortisation and depreciation
353.4
391.2                 370.7
Net operating profit
200.9
264.8                   85.3
Finance (cost)/income
(0.1)
11.2                   32.3
- Net interest received
0.8
15.1                   16.3
- (Loss)/gain on foreign debt, net of cash
(0.9)
(3.9)                   16.0
(Loss)/gain on financial instruments
(8.8)
100.3                 151.7
Other expense
(18.8)
(30.6)                (17.5)
Exploration
(66.2)
(60.6)                (54.9)
Profit before tax and exceptional items
107.0
285.1                 196.9
Exceptional gain/(loss)
2.7
(359.2)                        -
Profit before taxation
109.7
(74.1)                196.9
Mining and income taxation
45.0
(61.7)                  85.9
- Normal taxation
74.0
57.3                  63.3
- Deferred taxation
(29.0)
(119.0)                  22.6
Net profit
64.7
(12.4)                111.0
Attributable to:
- Ordinary shareholders
39.2
(26.9)                   89.1
- Minority shareholders
25.5
14.5                   21.9
Exceptional items:
Profit on sale of investments
1.8
10.0                        -
Harmony hostile bid costs
-
(145.1)                        -
Profit on sale of exploration rights
-
46.6                        -
IAMGold transaction costs
-
6.9                         -
Impairment of critical spares - St Ives
-
(17.2)                        -
Impairment of assets
-
(260.9)                        -
Other
0.9
0.5                         -
Total exceptional items
2.7
(359.2)                        -
Taxation
(0.6)
56.9                         -
Net exceptional items after tax and minorities
2.1
(302.3)                        -
Net earnings
39.2
(26.9)                   89.1
Net earnings per share (cents)
8
(6)                      18
Headline earnings
36.2
121.6                   89.1
Headline earnings per share (cents)
7
24                      18
Diluted earnings per share (cents)
8
(6)                      17
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
43.7
216.6                (18.5)
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
9
44                     (4)
Gold sold – managed kg
32,972
35,836              33,060
Gold price received R/kg
91,669
88,076              81,815
Total cash costs R/kg
72,768
67,773              66,516

Income
statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
September
2005
Restated
June
2005
Restated
September
2004
Revenue
463.6
492.4                 425.3
Operating costs
376.9
385.5                 367.3
Gold inventory change
1.7
4.3                 (13.7)
Operating profit
85.0
102.6                   71.7
Amortisation and depreciation
54.2
60.9                   58.3
Net operating profit
30.8
41.7                   13.4
Finance (cost)/income
-
1.6                      5.1
- Net interest received
0.1
2.3                     2.6
- (Loss)/gain on foreign debt, net of cash
(0.1)
(0.7)                    2.5
(Loss)/gain on financial instruments
(1.3)
15.7                   23.9
Other expense
(2.9)
(4.8)                  (2.7)
Exploration
(10.2)
(9.5)                  (8.6)
Profit before tax and exceptional items
16.4
44.7                   31.1
Exceptional gain/(loss)
0.4
(57.5)                        -
Profit before taxation
16.8
(12.8)                  31.1
Mining and income taxation
6.9
(10.3)                  13.6
- Normal taxation
11.3
8.8                   10.0
- Deferred taxation
(4.4)
(19.1)                    3.6
Net profit
9.9
(2.5)                  17.5
Attributable to:
- Ordinary shareholders
6.0
(4.6)                   14.1
- Minority shareholders
3.9
2.1                     3.4
Exceptional items:
Profit on sale of investments
0.3
1.5                         -
Harmony hostile bid costs
-
(23.0)                        -
Profit on sale of exploration rights
-
7.5                         -
IAMGold transaction costs
-
1.3                         -
Impairment of critical spares - St Ives
-
(2.8)                        -
Impairment of assets
-
(42.0)                        -
Other
0.1
-                         -
Total exceptional items
0.4
(57.5)                        -
Taxation
(0.1)
9.2                         -
Net exceptional items after tax and minorities
0.3
(48.3)                        -
Net earnings
6.0
(4.6)                    14.1
Net earnings per share (cents)
1
(1)                         3
Headline earnings
5.6
19.4                    14.1
Headline earnings per share (cents)
1
4                         3
Diluted earnings per share (cents)
1
-                         3
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
6.7
34.6                    (2.9)
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
1
7                       (1)
South African rand/United States dollar conversion rate
6.52
6.39                    6.36
South African rand/Australian dollar conversion rate
4.96
4.91                    4.50
Gold sold – managed ozs (000)
1,060
1,152                  1,063
Gold price received $/oz
437
429                     400
Total cash costs $/oz
347
330                     325

Balance sheet
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
September
2005
Restated
June
2005
September
2005
Restated
June
2005
Property, plant and equipment
16,549.6
16,959.5
2,614.5
2,531.3
Non-current assets
396.0
389.0
62.6
58.1
Investments
1,049.9
992.8
165.9
148.2
Current assets
5,046.3
5,656.1
797.2
844.2
- Other current assets
2,246.7
2,281.1
354.9
340.5
- Cash and deposits
2,799.6
3,375.0
442.3
503.7
Total assets
23,041.8
23,997.4
3,640.2
3,581.8
Shareholders’ equity
15,886.3
16,534.1
2,509.7
2,467.8
Deferred taxation
3,178.0
3,249.8
502.1
485.0
Long-term loans
1,020.4
1,176.0
161.2
175.5
Environmental rehabilitation provisions
880.1
905.8
139.0
135.2
Post-retirement health care provisions
23.7
24.1
3.7
3.6
Current liabilities
2,053.3
2,107.6
324.5
314.7
- Other current liabilities
1,750.2
1,820.1
276.6
271.8
- Current portion of long-term loans
303.1
287.5
47.9
42.9
Total equity and liabilities
23,041.8
23,997.4
3,640.2
3,581.8
South African rand/US dollar conversion rate
6.33
6.70
South African rand/Australian dollar conversion rate
4.82
5.15
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions otherwise stated
South African Rand
United States Dollars
September
2005
Restated
September
2004
September
2005
Restated
September
2004
Balance as at the beginning of the financial year
16,534.1
14,949.3
2,467.8
2,372.9
Minority shareholders interest now reflected in shareholders equity
-
662.9
-
105.2
Restated balance at the beginning of the financial year
16,534.1
15,612.2
2,467.8
2,478.1
Currency translation adjustment and other
(516.2)
289.6
61.2
(33.0)
(Cancellation)/issue of share capital
(0.3)
0.1
-
-
(Decrease)/increase of share premium
(66.3)
7.1
(10.2)
1.1
Marked to market valuation of listed investments and instruments
51.5
(53.4)
7.9
(8.4)
Dividends
(196.8)
(196.7)
(29.4)
(29.4)
Increase in share based payment reserve
15.6
13.0
2.5
2.1
Net profit attributable to ordinary shareholders
39.2
89.1
6.0
14.1
Net profit attributable to minority shareholders
25.5
21.9
3.9
3.5
Balance as at the end of September
15,886.3
15,782.9
2,509.7
2,428.1
Reconciliation of headline earnings with net earnings
Figures are in millions otherwise stated
South African Rand
United States Dollars
September
2005
Restated
June
2005
Restated
September
2004
September
2005
Restated
June
2005
Restated
September
2004
Net earnings
39.2
(26.9)            89.1              6.0
(4.6)             14.1
Profit on sale of investments
(1.8)
(10.0)                 -
(0.3)
(1.5)                  -
Taxation effect of profit on sale of investments
0.3
(1.1)                 -                  -
(0.2)                  -
Impairment of assets
-
260.9                 -                  -
42.0                   -
Taxation effect of impairment of assets
-
(51.7)                 -                  -
(8.3)                  -
Profit on sale of exploration rights
-
(46.6)                 -                  -
(7.5)                  -
Asset sales and other after tax adjustments
(1.5)
(3.0)
(0.1)
(0.5)
Headline earnings
36.2
121.6            89.1              5.6
19.4             14.1
Headline earnings per share – cents
7
24               18                 1
4                  3
Based on headline earnings as given above divided by
491,515,569 (June 2005 – 492,294,226 and September
2004 –  491,604,675) being the weighted average number
of ordinary shares in issue

C ash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2005
Restated
June
2005
Restated
September
2004
Cash flows from operating activities
302.8
707.9                  197.6
Profit before tax and exceptional items
107.0
285.1                  196.9
Exceptional items
2.7
(359.2)                         -
Amortisation and depreciation
353.4
391.2                  370.7
Change in working capital
(120.4)
68.1                 (182.9)
Taxation paid
(77.7)
(69.0)                  (51.4)
Other non-cash items
37.8
391.7                (135.7)
Dividends paid
(196.8)
(48.2)                (261.0)
Ordinary shareholders
(196.8)
(0.1)                (196.7)
Minority shareholders in subsidiaries
-
(48.1)                 (64.3)
Cash flows from investing activities
(330.6)
(403.0)                (775.9)
Capital expenditure – additions
(325.2)
(441.8)                (754.7)
Capital expenditure – proceeds on disposal
4.2
23.5                      3.0
Purchase of investments
(12.1)
(17.2)                  (20.8)
Proceeds on the disposal of investments
8.4
19.5                      2.2
Proceeds on the disposal of exploration rights
-
46.6                         -
Environmental and post-retirement health care payments
(5.9)
(33.6)                    (5.6)
Cash flows from financing activities
(206.6)
-                      44.1
Loans received
-
0.1                          -
Loans repaid
(140.0)
(0.1)                   (74.0)
Minority shareholders loans received
-
-                    110.9
Shares (repurchased)/issued
(66.6)
-                        7.2
Net cash (outflow)/inflow
(431.2)
256.7                 (795.2)
Translation adjustment
(144.2)
187.5                     69.4
Cash at beginning of period
3,375.0
2,930.8                4,134.5
Cash at end of period
2,799.6
3,375.0                3,408.7
United States Dollars
Quarter
September
2005
Restated
June
2005
Restated
September
2004
Cash flows from operating activities
47.0
110.2                    30.6
Profit before tax and exceptional items
16.4
44.7                    31.1
Exceptional items
0.4
(57.5)                        -
Amortisation and depreciation
54.2
60.9                    58.3
Change in working capital
(18.5)
11.1                   (28.8)
Taxation paid
(11.3)
(12.5)                    (8.6)
Other non-cash items
5.8
63.5                   (21.4)
Dividends paid
(29.4)
(7.2)                   (39.5)
Ordinary shareholders
(29.4)
-                    (29.4)
Minority shareholders in subsidiaries
-
(7.2)                   (10.1)
Cash flows from investing activities
(50.8)
(61.7)                 (122.1)
Capital expenditure – additions
(49.9)
(67.9)                 (118.7)
Capital expenditure – proceeds on disposal
0.6
3.7                       0.5
Purchase of investments
(1.9)
(2.5)                     (3.3)
Proceeds on the disposal of investments
1.3
2.9                       0.3
Proceeds on the disposal of exploration rights
-
7.5                          -
Environmental and post-retirement health care payments
(0.9)
(5.4)                    (0.9)
Cash flows from financing activities
(31.7)
1.2                       6.6
Loans received
-
-                           -
Loans repaid
(21.5)
0.4                   (11.6)
Minority shareholders loans received
-
0.8                      17.1
Shares (repurchased)/issued
(10.2)
-                        1.1
Net cash (outflow)/inflow
(64.9)
42.5                 (124.4)
Translation adjustment
3.5
(13.0)                    (7.5)
Cash at beginning of period
503.7
474.2                   656.3
Cash at end of period
442.3
503.7                   524.4

Hedging / Derivatives
Policy
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·          to protect cash flows at times of significant expenditure,
·          for specific debt servicing requirements, and
·          to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.
Position at end of September 2005
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$78.7 million not yet realised in cash is detailed below:
Payment value dates
Future cash flows - A$ million
30 September 2005 14.0
30 December 2005 13.6
31 March 2006 13.3
30 June 2006 12.9
29 September 2006 12.6
29 December 2006 12.3
TOTAL 78.7
The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June 2006
2007                                  TOTAL
Australian dollar call options:
Amount (US dollars) - 000’s 75,000
75,000                                150,000
Average strike price - (US$/A$) 0.7670
0.7670                                  0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$2.8 million. This was based on an exchange rate of A$/US$ 0.7615. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June 2006
2007                                  TOTAL
Forward purchases:
Amount (US Dollars)
- 000’s 30,000
-                                  30,000
Average rate - (ZAR/US$) 6.9402
-                                  6.9402
The marked to market value of all transactions making up the positions in the above table was a negative R17.1 million (US$2.7 million). The value was based on an exchange rate of ZAR/US$6.33 and the prevailing interest rates and volatilities at the time.
International Petroleum Exchange (IPE) Gasoil call options
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre. The balance of the unexpired options are given below.
Year ended 30 June
2006
2007                                TOTAL
Forward purchases:
Amount (litres) - 000’s 38,700
-                                38,700
Strike price - US$/litre 0.45
-                                   0.45
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton
The marked to market value of all transactions making up the position above was a positive US$2.84 million. The value was based on an IPE Gasoil price of US$0.497 per litre (US$589 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

T o t a l   c a s h   c o s t s
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana              Australia
#
Total Mine
Operations
Total
Drief-
ontein
Kloof    Beatrix       Total
Tarkwa   Damang   St
Ives      Agnew
Operating costs
(1)
September 2005 2,457.3 1,671.6 656.0 624.7 390.9 785.7
318.2      124.1       244.3
99.1
June 2005 2,474.2 1,660.1 625.4 624.2 410.5 814.1
300.3      124.8       300.5
88.5
Gold-in-process and September 2005 11.5 - - - - 11.5
(2.8)       13.4           3.8
(2.9)
inventory change* June 2005 21.5 - - - - 21.5
5.6         0.3
19.5 (3.9)
Less: Rehabilitation costs September 2005 9.8 9.4 2.8 4.1 2.5 0.4
0.4            -              -
-
June 2005 11.4 9.8 2.8 5.4 1.6 1.6
0.1          0.6          0.4
0.5
Production taxes September 2005 8.8 8.8 4.1 3.8 0.9 -
-             -              -
-
June 2005 4.0 4.0 3.0 0.3 0.7 -
-             -              -
-
General and admin September 2005 92.1 56.8 23.3 20.9 12.6 35.3
15.7         2.9           9.3
7.4
June 2005 90.0 56.9 24.5 19.4 13.0 33.1
16.5         2.7
11.0 2.9
Cash operating costs
September 2005 2,358.1 1,596.6 625.8 595.9 374.9 761.5
299.3      134.6       238.8
88.8
June 2005 2,390.3 1,589.4 595.1 599.1 395.2 800.9
289.3      121.8       308.6
81.2
Plus: Production taxes September 2005 8.8 8.8 4.1 3.8 0.9 -
-             -              -
-
June 2005 4.0 4.0 3.0 0.3 0.7 -
-             -              -
-
Royalties                            September
2005 32.4 - - - - 32.4
14.9         5.2          7.9
4.4
June 2005 34.4 - - - - 34.4
16.4         4.6          9.5
3.9
TOTAL CASH COSTS
(2)
September 2005 2,399.3 1,605.4 629.9 599.7 375.8 793.9
314.2      139.8      246.7
93.2
June 2005 2,428.7 1,593.4 598.1 599.4 395.9 835.3
305.7      126.4      318.1
85.1
Plus: Amortisation* September 2005 327.9 141.2 61.3 58.3 21.6 186.7
60.5          7.2          119.0
June 2005 369.0 167.6 66.5 79.6 21.5 201.4
62.3          9.8          129.3
Rehabilitation September 2005 9.8 9.4 2.8 4.1 2.5 0.4
0.4             -                -
June 2005 11.4 9.8 2.8 5.4 1.6 1.6
0.1          0.6
0.9
TOTAL PRODUCTION
COSTS
(3)
September 2005 2,737.0 1,756.0 694.0 662.1 399.9 981.0
375.1      147.0
458.9
June 2005 2,809.1 1,770.8 667.4 684.4 419.0 1,038.3
368.1      136.8
533.4
Gold sold – thousand
 ounces
September 2005 1,060.1 646.8 289.8 218.4 138.6 413.2
174.2       57.2
119.8 62.0
June 2005 1,152.2 686.6 297.9 225.5 163.2 465.5
199.1       58.2
143.1 65.1
TOTAL CASH COSTS
September 2005 347 381 333 421 416 295
277         375          316
230
– US$/oz June
2005 330 363 314 416 380 281
240         340          348
205
TOTAL PRODUCTION COSTS September
2005 396 416 367 465 442 364
330         394
387
- US$/oz                                      June
2005 382 404 351 475 402 349
289         368
401
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.
Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total
Driefontein          Kloof               Beatrix
Operating Results
Ore milled/treated (000 tons) September 2005 11,888 3,320
1,614                 875                 831
June 2005 12,225 3,555
1,743                 902                 910
Yield (grams per ton) September 2005 2.8 6.1
5.6                  7.8                 5.2
June 2005 2.9 6.0
5.3                  7.8                 5.6
Gold produced (kilograms) September 2005 32,972 20,119
9,015              6,792              4,312
June 2005 35,386 21,356
9,266              7,015              5,075
Gold sold (kilograms) September 2005 32,972 20,119
9,015              6,792              4,312
June 2005 35,836 21,356
9,266              7,015              5,075
Gold price received (Rand per kilogram) September 2005 91,669 91,535
91,425            91,431             91,929
June 2005 88,076 88,200
87,794            88,411             88,650
Total cash costs (Rand per kilogram) September 2005 72,768 79,795
69,872            88,295             87,152
June 2005 67,773 74,611
64,548            85,445             78,010
Total production costs (Rand per kilogram) September 2005 83,010 87,281
76,983            97,482             92,741
June 2005 78,388 82,918
72,027            97,562             82,562
Operating costs (Rand per ton) September 2005 207 503
406                 714                 470
June 2005 202 467
359                 692                 451
Financial Results (Rand million)
Revenue September 2005 3,022.5 1,841.6
824.2              621.0              396.4
June 2005 3,156.3 1,883.6
813.5              620.2              449.9
Operating costs September 2005 2,457.3 1,671.6
656.0              624.7              390.9
June 2005 2,474.2 1,660.1
625.4              624.2              410.5
Gold inventory change September 2005 10.9 -
-                     -                     -
June 2005 26.1 -
-                     -                     -
Operating profit
September 2005 554.3 170.0
168.2               (3.7)                 5.5
June 2005 656.0 223.5
188.1               (4.0)               39.4
Amortisation of mining assets September 2005 328.5 141.2
61.3                58.3               21.6
June 2005 364.4 167.6
66.5                79.6               21.5
Net operating profit
September 2005 225.8 28.8
106.9              (62.0)              (16.1)
June 2005 291.6 55.9
121.6              (83.6)               17.9
Other income/(expense) September 2005 (26.1) (38.5)
(11.3)              (12.2)              (15.0)
June 2005 25.7 26.1
13.9                13.2                (1.0)
Profit before taxation
September 2005 199.7 (9.7)
95.6              (74.2)              (31.1)
June 2005 317.3 82.0
135.5              (70.4)                16.9
Mining and income taxation September 2005 49.9 (35.4)
14.2              (36.8)              (12.8)
June 2005 (68.1) 23.5
23.8              (45.0)                44.7
- Normal taxation September 2005 69.7 13.4
13.4                     -                    -
June 2005 39.0 2.8
39.6                     -
(36.8)
- Deferred taxation September 2005 (19.8) (48.8)
0.8              (36.8)              (12.8)
June 2005 (107.1) 20.7
(15.8)             (45.0)                 81.5
Profit before exceptional items
September 2005 149.8 25.7
81.4              (37.4)               (18.3)
June 2005 385.4 58.5
111.7              (25.4)              (27.8)
Exceptional items September 2005 0.8 0.4
-                     -
0.4
June 2005 (160.1) (84.2)
(13.2)              (12.6)              (58.4)
Net profit
September 2005 150.6 26.1
81.4              (37.4)              (17.9)
June 2005 225.3 (25.7)
98.5              (38.0)              (86.2)
September 2005 144.4 25.9
81.4              (37.4)              (18.1)
June 2005 279.9 (30.1)
89.6              (49.2)              (70.5)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure
September 2005 315.4 133.4
46.7                42.7                44.0
June 2005 414.1 174.5
74.8                47.9                51.8
Planned for next six months to March 2006 928.3 392.6
156.6              117.8              118.2

Operating and financial results
International Operations
Ghana
Australia #
South African Rand
Total
Tarkwa
Damang
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) September 2005 8,568 5,275                1,327                 1,641                  325
June 2005 8,670 5,395                1,262                 1,697                  316
Yield (grams per ton) September 2005 1.5 1.0                   1.3                     2.3 5.9
June 2005 1.7 1.1                   1.4                     2.6 6.4
Gold produced (kilograms) September 2005 12,853 5,418                1,779                 3,727 1,929
June 2005 14,480 6,193                1,811                 4,452 2,024
Gold sold (kilograms) September 2005 12,853 5,418                1,779                 3,727 1,929
June 2005 14,480 6,193                1,811                 4,452 2,024
Gold price received (Rand per kilogram) September 2005 91,877 91,602              91,793               92,058 92,379
June 2005 87,894 87,986              88,570               87,893 87,006
Total cash costs (Rand per kilogram) September 2005 61,768 57,992              78,583               66,193 48,315
June 2005 57,686 49,362              69,796               71,451 42,045
Total production costs (Rand per kilogram) September 2005 76,325 69,232              82,631 81,135
June 2005 71,706 59,438              75,538 82,366
Operating costs (Rand per ton) September 2005 92 60                     94                   149 305
June 2005 94 56                     99                   177 280
Financial Results (Rand million)
Revenue                                                           September 2005 1,180.9 496.3                163.3                343.1 178.2
June 2005 1,272.7 544.9                160.4                391.3 176.1
Operating costs September 2005 785.7 318.2                124.1                244.3                  99.1
June 2005 814.1 300.3                124.8                300.5                  88.5
Gold inventory change September 2005 10.9 (3.5)                 13.4                    5.0 (4.0)
June 2005 26.1 5.9                   0.3                  26.3 (6.4)
Operating profit
September 2005 384.3 181.6                 25.8                  93.8 83.1
June 2005 432.5 238.7                 35.3                  64.5 94.0
Amortisation of mining assets September 2005 187.3 61.2                   7.2 118.9
June 2005 196.8 62.0                   9.8 125.0
Net operating profit
September 2005 197.0 120.4                 18.6 58.0
June 2005 235.7 176.7                 25.5 33.5
Other income/(expense) September 2005 12.4 9.9                   4.4 (1.9)
June 2005 (0.4) 5.3                   3.7 (9.4)
Profit before taxation
September 2005 209.4 130.3                 23.0 56.1
June 2005 235.3 182.0                 29.2 24.1
Mining and income taxation September 2005 85.3 48.9                 10.4 26.0
June 2005 (91.6) 64.7                 15.9 (172.2)
- Normal taxation September 2005 56.3 38.8                   5.2 12.3
June 2005 36.2 19.8                   3.0 13.4
- Deferred taxation September 2005 29.0 10.1                   5.2 13.7
June 2005 (127.8) 44.9                 12.9 (185.6)
Profit before exceptional items
September 2005 124.1 81.4                 12.6 30.1
June 2005 326.9 117.3                 13.3 196.3
Exceptional items September 2005 0.4 (1.3)                     - 1.7
June 2005 (75.9) (0.7)                     -                          (75.2)
Net profit
September 2005 124.5 80.1                 12.6 31.8
June 2005 251.0 116.6                 13.3 121.1
September 2005 118.5 75.6                   9.9 33.0
June 2005 310.0 116.2                 12.9 180.9
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure
September 2005 182.0 46.7                 24.8                    80.8 29.7
June 2005 239.6 100.7                 16.7                    86.0 36.2
Planned for next six months to March 2006 535.7 183.8                 91.6                  188.7 71.6
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results
South
African
Operations
United States Dollars
Total Mine
Operations
Total
Driefontein                  Kloof          Beatrix
Operating Results
Ore milled/treated (000 tons) September 2005 11,888 3,320
1,614                  875
831
June 2005 12,225 3,555
1,743                  902
910
Yield (ounces per ton) September 2005 0.089 0.195
0.180               0.250
0.167
June 2005 0.094 0.193
0.171               0.250
0.179
Gold produced (000 ounces) September 2005 1,060.1 646.8
289.8               218.4
138.6
June 2005 1,152.2 686.6
297.9               225.5
163.2
Gold sold (000 ounces) September 2005 1,060.1 646.8
289.8               218.4
138.6
June 2005 1,152.2 686.6
297.9               225.5
163.2
Gold price received (dollars per ounce) September 2005 437 437
436                  436
439
June 2005 429 429
427                  430
432
Total cash costs (dollars per ounce) September 2005 347 381
333                  421
416
June 2005 330 363
314                  416
380
Total production costs (dollars per ounce) September 2005 396 416
367                  465
442
June 2005 382 404
351                  475
402
Operating costs (dollars per ton) September 2005 32 77
62                  110                  72
June 2005 32 73
56                  108                  71
Financial Results ($ million)
Revenue                                                    September 2005 463.6 282.5
126.4                 95.2
60.8
June 2005 492.5 293.2
126.9                 96.0
70.3
Operating costs September 2005 376.9 256.4
100.6                 95.8
60.0
June 2005 385.5 258.1
97.3                 97.0
63.9
Gold inventory change September 2005 1.7 -
-                      -
-
June 2005 4.3 -
-                      -
-
Operating profit
September 2005 85.0 26.1
25.8                 (0.6)                 0.8
June 2005 102.6 35.1
29.6                 (1.0)                 6.4
Amortisation of mining assets September 2005 50.4 21.7
9.4                   8.9
3.3
June 2005 56.8 26.1
10.4                 12.3                 3.3
Net operating profit
September 2005 34.6 4.4
16.4                 (9.5)
(2.5)
June 2005 45.9 9.0
19.2                (13.3)                3.1
Other income/(expenses) September 2005 (4.0) (5.9)
(1.7)                 (1.9)
(2.3)
June 2005 4.0 4.1
2.2                  2.1
(0.1)
Profit before taxation
September 2005 30.6 (1.5)
14.7               (11.4)                (4.8)
June 2005 49.9 13.1
21.4               (11.2)                 2.9
Mining and income taxation September 2005 7.7 (5.4)
2.2                 (5.6)
(2.0)
June 2005 (11.2) 3.9
3.8                 (7.2)                7.3
- Normal taxation September 2005 10.7 2.1
2.1                      -
-
June 2005 6.0 0.5
6.4                      -
(5.9)
- Deferred taxation September 2005 (3.0) (7.5)
0.1                  (5.6)
(2.0)
June 2005 (17.2) 3.5
(2.6)                  (7.2)
13.2
Profit before exceptional items
September 2005 23.0 3.9
12.5                  (5.7)
(2.8)
June 2005 61.1 9.2
17.6                  (4.0)
(4.4)
Exceptional items September 2005 0.1 0.1
-                       -
0.1
June 2005 (25.8) (13.6)
(2.1)                  (2.0)
(9.4)
Net profit
September 2005 23.1 4.0
12.5                  (5.7)
(2.7)
June 2005 35.3 (4.3)
15.5                  (6.1)
(13.8)
September 2005 22.1 4.0
12.5                  (5.7)
(2.8)
June 2005 44.3 (4.8)
14.1                  (7.8)
(11.2)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Capital expenditure ($ million)
September 2005 48.4 20.5
7.2                   6.5
6.7
June 2005 63.7 27.3
11.8                  7.4
8.0
Planned for next six months to March 2006 146.7 62.0
24.7 1                8.6
18.7
Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively.
Figures may not add as they are rounded independently.

Operating and financial results
International Operations
Australian Dollars
Ghana
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) September 2005 8,568 5,275        1,327         1,641          325 1,641             325
June 2005 8,670 5,395        1,262         1,697          316 1,697             316
Yield (ounces per ton) September 2005 0.048 0.033        0.043         0.073 0.191 0.073          0.191
June 2005 0.054 0.037        0.046         0.084 0.206 0.084          0.206
Gold produced (000 ounces) September 2005 413.2 174.2          57.2 119.8 62.0 119.8            62.0
June 2005 465.5 199.1          58.2 143.1 65.1 143.1            65.1
Gold sold (000 ounces) September 2005 413.2 174.2          57.2 119.8 62.0 119.8            62.0
June 2005 465.5 199.1          58.2 143.1 65.1 143.1            65.1
Gold price received (dollars per ounce) September 2005 438 437            438           439 441 577             579
June 2005 428 428            431           428 424 553             548
Total cash costs (dollars per ounce) September 2005 295 277            375           316 230 415             303
June 2005 281 240            340           348 205 450             265
Total production costs (dollars per ounce) September 2005 364 330            394 387 509
June 2005 349 289            368 401 519
Operating costs (dollars per ton) September 2005 14 9              14             23 47 30              61
June 2005 15 9              15             28 44 36              57
Financial Results ($ million)
Revenue                                                    September 2005 181.1 76.1           25.0          52.6 27.3 69.2           35.9
June 2005 199.3 85.5           24.9          61.2 27.7 80.3           36.4
Operating costs September 2005 120.5 48.8           19.0          37.5 15.2 49.3           20.0
June 2005 127.4 47.1           19.6          46.9 13.9 61.3           18.2
Gold inventory change September 2005 1.7 (0.5)            2.1             0.8 (0.6) 1.0 (0.8)
June 2005 4.3 1.0               - 4.4 (1.1) 5.9 (1.4)
Operating profit
September 2005 58.9 27.9            4.0 14.4 12.7 18.9            16.8
June 2005 67.6 37.4            5.3 10.0 14.9 13.0            19.6
Amortisation of mining assets September 2005 28.7 9.4            1.1 18.2 24.0
June 2005 30.7 9.7            1.5 19.5 25.6
Net operating profit
September 2005 30.2 18.5           2.9 8.9 11.7
June 2005 36.9 27.7           3.8 5.3 7.1
Other income/(expenses) September 2005 1.9 1.5           0.7 (0.3) (0.4)
June 2005 (0.2) 0.8           0.6 (1.6) (2.2)
Profit before taxation
September 2005 32.1 20.0           3.5 8.6 11.3
June 2005 36.7 28.6           4.4 3.7 4.9
Mining and income taxation September 2005 13.1 7.5           1.6 4.0 5.2
June 2005 (15.1) 10.3           2.5               (27.8) (37.1)

- Normal taxation September 2005 8.6 6.0           0.8 1.9 2.5
June 2005 5.6 3.1           0.4 2.1 2.7
- Deferred taxation September 2005 4.4 1.5           0.8 2.1 2.8
June 2005 (20.7) 7.2           2.1                (29.9) (39.9)
Profit before exceptional items
September 2005 19.0 12.5           1.9 4.6 6.1
June 2005 51.8 18.3           2.0 31.6 42.0
Exceptional items September 2005 0.1 (0.2)              -                  0.3 0.3
June 2005 (12.2) (0.1)              -               (12.1)                                (16.1)
Net profit
September 2005 19.1 12.3           1.9 4.9 6.4
June 2005 39.6 18.2           2.0 19.4 25.9
September 2005 18.2 11.6           1.5 5.1 6.7
June 2005 49.2 18.1           1.9 29.1 38.8
Net profit excluding gains and losses on
financial instruments and foreign debt, and
exceptional items
Capital expenditure
September 2005 27.9 7.2           3.8 12.4 4.6 16.3             6.0
June 2005 36.5 15.5           2.6 12.8 5.5 16.4             7.1
Planned for next six months to March 2006 84.6 29.0 1        4.5            29.8 11.3 39.1           14.9
Average exchange rates are US$1 = R6.52 and US$1 = R6.39 for the September 2005 and June 2005 quarters respectively. The Australian Dollar exchange rates were AUS$1 = R4.96 and AUS$1 = R4.91 for the September 2005 and June 2005 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana              Australia
Operating Results
Total Mine
Operations
Total
Driefontein
Kloof    Beatrix        Total
Tarkwa   Damang    St
Ives    Agnew
Ore milled / treated (000 ton)
- underground
September 2005
3,112
2,587
989         767          831          525
-               -
409
116
June
2005
3,376
2,720
978         832          910          656
-               -
538
118
- surface
September 2005
8,776
733
625         108
-         8,043
5,275       1,327       1,232        209
June 2005
8,849
835
765          70              -
8,014
5,395       1,262       1,159        198
- total
September 2005
11,888
3,320
1,614         875          831       8,568
5,275       1,327       1,641        325
June 2005
12,225
3,555
1,743         902          910      8,670
5,395       1,262       1,697        316
Yield (grams per ton)
- underground
September 2005
7.2
7.3
8.1         8.7           5.2           6.2
-              -
4.5
12.1
June
2005
7.3
7.4
8.3         8.3           5.6           6.8
-              -
5.3
13.7
- surface
September 2005
1.2
1.5
1.6         0.9
-            1.2
1.0           1.3          1.5
2.5
June
2005
1.3
1.5
1.5         1.4
-            1.2
1.1           1.4          1.4
2.1
- combined
September 2005
2.8
6.1
5.6         7.8           5.2           1.5
1.0           1.3          2.3
5.9
June 2005
2.9
6.0
5.3         7.8           5.6           1.7
1.1           1.4          2.6
6.4
Gold produced (kilograms)
- underground
September 2005
22,261
19,009
8,005      6,692       4,312        3,252
-               -
1,854
1,398
June
2005
24,560
20,090
8,095      6,920       5,075        4,470
-               -
2,856
1,614
- surface
September 2005
10,711
1,110
1,010        100
-         9,601
5,418       1,779       1,873        531
June
2005
11,276
1,266
1,171         95               -
10,010
6,193       1,811       1,596        410
- total
September 2005
32,972
20,119
9,015      6,792        4,312      12,853
5,418       1,779       3,727
1,929
June 2005
35,836
21,356
9,266      7,015        5,075      14.480
6,193       1,811       4,452
2,024
Operating costs (Rand per ton)
- underground
September 2005
576
627
621         805          470          327
-              -
311
387
June
2005
545
591
593         741          451          358
-              -
348
403
- surface
September 2005
76
68
68           70             -             76
60            94            95
259
June
2005
71
64
60         106
-            72
56            99            98
207
- total
September 2005
207
503
406         714          470            92
60            94
149
305
June 2005
202
467
359         692          451            94
56            99
177
280

Development  results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
September 2005
quarter
June 2005
quarter
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main                   VCR
Advanced (m) 5,043 648 1,231
4,794                    562
1,488
Advanced on reef (m) 716 227 156
870                      55                    211
Sampled (m) 723 132 78
576                      33                    102
Channel width (cm) 108 22 97
104                      45                      56
Average value
–      (g/t)
12.8 33.2 59.2
17.0                   39.9                   42.6
– (cm.g/t)
(1)
1,390 725
(2)
5,756
1,762                 1,783                 2,395
Kloof
September 2005
quarter
June 2005
quarter
Reef
Kloof
Main
VCR
Kloof               Main                      VCR
Advanced (m) 190 1,157 5,057
194                1,057                   6,349
Advanced on reef (m) 97 160 1,126
125                  158
1,622
Sampled (m) 105 148 1,240
148                 151
1,593
Channel width (cm) 146 99 96
117                   88                         86
Average value – (g/t) 4.8 9.1 18.9
6.8                  9.2                      18.8
– (cm.g/t) 697 904 1,805
803                 811
1,614
Beatrix
September 2005
quarter
June 2005
quarter
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans
Advanced (m) 5,907 1,623
7,714                             1,757
Advanced on reef (m) 1,706 256
1,711                                267
Sampled (m) 1,563 255
1,461                               234
Channel width (cm) 76 154
69                               104
Average value
–      (g/t)
15.6 12.1
12.4                              12.0
– (cm.g/t) 1,181 1,864
854                             1,248
(1) The carbon leader reef values were negatively affected by low values on the 18 and 19 raise lines between 48 and 50 level at 5 shaft. Values are expected to improve once this low grade zone has been transversed.
(2) Values improved at 4 shaft in the shaft pillar area. Development will continue in the shaft pillar but values, although expected to be high, will most probably be lower than the exceptionally high values experienced this quarter.

Administration and corporate information
Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
I
NVESTOR RELATIONS
South Africa
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
T
RANSFER
S
ECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
C M T Thompson (Chairman)
A J Wright (Deputy Chairman)
I D Cockerill * (Chief Executive
Officer)
N J Holland * (Chief Financial
Officer)
K Ansah#
G J Gerwel
A Grigorian °
J M McMahon *
G R Parker
#
R L Pennant-Rea *
P J Ryan
T M G Sexwale
S Stefanovich °
B R van Rooyen
C I von Christierson
* British
Canadian
# Ghanaian
° Russian
#
USA

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 October 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs